Exhibit 99.2

CONSULTING AGREEMENT

This Consultant Agreement (the “Agreement”) is made and entered into as of this 11th day of May , 2011, by and between FITT Highway Products, Inc., a Nevada corporation (the “Company”) and Euro RSCG Direct Response, LLC, d/b/a Euro RSCG Edge (the “Consultant”), (individually, a “Party”; collectively, the “Parties”).

RECITALS

WHEREAS, Consultant has extensive experience in advertising, marketing and media placement with a particular emphasis on electronic media including internet and television; and

WHEREAS, Consultant has valuable contacts in the retail market space which could be helpful with a retail launch of the Company’s products; and

WHEREAS, the Parties desire to combine their efforts to develop new marketing materials and to identify retail contacts for the two-ounce energy shot product “F.I.T.T. Energy With Resveratrol” (the “FITT Energy Shot”), and other products under development, in order to assist the Company’s operating partner, F.I.T.T. Energy Products, Inc. with the marketing of these products.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto hereby agree as follows:

1.	CONSULTING SERVICES

Attached hereto as Exhibit A and incorporated herein by this reference is a description of the services to be provided by the Consultant hereunder (the “Consulting Services”).  Consultant hereby agrees to utilize his commercially reasonable efforts in performing the Consulting Services, however, Consultant makes no warranties, representations, or guarantees regarding any corporate strategies attempted by the Company or the eventual effectiveness of the Consulting Services being provided.

2.	TERM OF AGREEMENT

This Agreement shall be in full force and effect commencing upon the date hereof.  The term of this Agreement shall begin on the date hereof and continue until terminated by either party by giving ninety (90) days notice to the other.  Either Party hereto shall have the right to immediately terminate this Agreement with notice in the event of the death, bankruptcy, insolvency, or assignment for the benefit of creditors of the other Party.

3.	TIME DEVOTED BY CONSULTANT

It is anticipated that the Consultant shall spend as much time as deemed necessary by the Consultant in order to perform the obligations of Consultant hereunder consistent with the staffing plan set forth in Exhibit A (“Basic Services”). Should Company desire Consultant to perform services in addition to the Basic Services, the parties shall agree upon the scope of services and compensation to be paid therefor. The Company understands that the Consultant may perform Consulting Services for other companies.

4.	PLACE WHERE SERVICES WILL BE PERFORMED

The Consultant will perform most Consulting Services in accordance with this Agreement at Consultant’s offices.  In addition, the Consultant will perform Consulting Services on the telephone and at such other place(s) as necessary to perform these services in accordance with this Agreement.

5.	INDEPENDENT CONTRACTOR

Both Company and the Consultant agree that the Consultant will act as an independent contractor in the performance of his duties under this Agreement.  Nothing contained in this Agreement shall be construed to imply that Consultant, or any employee, agent or other authorized representative of Consultant, is a partner, joint venturer, agent, officer or employee of Company.  Notwithstanding the foregoing, in purchasing materials and services on behalf of Company pursuant to this Agreement, Consultant will act as Company’s agent.

6.	COMPENSATION TO CONSULTANT

(a)           The Consultant's compensation for the Basic Services shall be as set forth in Exhibit B attached hereto and incorporated herein by this reference. Company shall pay Consultant all out-of-pocket expenses (including media and production costs) prior to the date Consultant must pay such expenses to the applicable vendor.

(b)           If Consultant  purchases media for Company after the initial media test listed in Exhibit A, Consultant’s media billings to Company are payable by Company and are due as reflected prior to the date on which such media placements become non-cancellable and in accordance with the provisions of this Section 6.

(i)           LONG FORM MEDIA BILLING AND PAYMENT TERMS: BILLING IN ADVANCE, THROUGH TWO FULL BROADCAST WEEKS: Consultant weekly invoices will reflect net media charges and any commissions for media items not previously invoiced and not yet allocated to approved budgets for media airing or scheduled to air through two full broadcast weeks past the invoice date (through the third Sunday after the invoice date). Company will have until the Thursday of the week following the week in which Company receives the invoice to remit payment via wire. For example, a hypothetical invoice created for Client on Thursday, December 8, 2011, would include all media not previously invoiced and having an airdate up to and including Sunday, December 25, 2011, plus all commissions thereon, and payment shall be due to Consultant no later than Thursday, December 15, 2011.

(ii)           SHORT FORM MEDIA BILLING AND PAYMENT TERMS:  Consultant weekly invoices will reflect net media charges and any  commissions for media items not previously invoiced  and not yet allocated Company approved budgets for media airing or scheduled to air in the same broadcast week in which the invoice is being generated. Company will have until Thursday following the week in which Company receives the invoice to deliver proper payment via a wire to Consultant. For example, a hypothetical invoice created for Company on Thursday, December 8, 2011, would include all media not previously invoiced and having an airdate up to and including Sunday, December 11, 2011, plus all commissions thereon, and shall be due to Consultant no later than Thursday, December 15, 2011.

(iii)           SYNDICATED MEDIA BILLING: Invoices may contain billing for syndicated media placements two (2) weeks prior to irrevocable commitment therefor due to the unique technical limitations of syndicated media placements and syndicator cancellation policies.

(iv)           PI BUY BILLING TERMS: PI Buy billings may be included on the first invoice to Company after orders are captured and reported.

(v)           DUPLICATION BILLING TERMS: Should Company elect to have Consultant engage a duplication vendor on Company’s behalf and administer Company payments therefor on behalf of Company, Company shall be required to pay for net cost of dubs and distribution charges by the vendor. Company will be billed upon receipt of invoice from the duplication vendor.  Duplication billings may be included with weekly media invoices as a separate line item.

(c)           Production costs shall be payable as follows: Thirty-three percent (33%) of the creative development and project management fee related to television production and of the television production fees and expenses will be billed and payable upon approval of the production.  The second thirty-three percent (33%) of the creative development and project management fee related to television production and of the television production fees and expenses will be billed and payable two (2) weeks prior to principal photography.  The remaining thirty-four percent (34%) of the creative development and project management fee related to television production and of the television production fees and expenses will be billed and payable one (1) week before delivery of the mastertape to a duplication facility or Company.  Payment of all fees and expenses are required before Consultant delivers the mastertape to a duplication facility or Company.

(d)           All travel and other billings to Company are payable by Company within thirty (30) days of the date an estimate is signed.

(e)           Company agrees to make timely payment of Consultant’s invoices by the due dates indicated thereon which shall be no more than ten (10) business days after the date of the invoice. Consultant shall only accept payment from the Company entity named in this Agreement. Any payments from any other entity will not be accepted and will be returned as soon as practicable. Should another entity pay on behalf of Company, Company shall be deemed to have not  paid and accordingly, Consultant shall have all  the rights and remedies set forth in this Agreement and at law and equity as if Company had not paid the invoices when due.  Consultant shall charge Company interest at the rate quoted by Citibank N.A. as the rate it charges to its most credit worthy customers, plus three percent (3%) on all amounts not paid by Company by the due date.  Interest will be payable on the daily outstanding balance, compounded on a monthly basis.  In addition, should Company fail to pay any amount within thirty (30) days of the due date, Consultant may cancel the commitments to which such payments relate and cease providing services until Company pays all amounts due.

(f)           Company shall be responsible for all sales, use, VAT, GST, withholding and other similar taxes payable with respect to the Consulting Services The Consultant will be solely responsible for all tax returns and payments required to be filed with or made to any federal, state or local tax authority with respect to Consultant’s income from the Consultant’s performance of services and receipt of fees under this Agreement.  The Consultant will be paid for any expenses occurred in the normal course of providing the described consulting services.  Because the Consultant is an independent contractor, the Company will not withhold or make payments for social security; provide consulting contract insurance or disability insurance contributions; or obtain worker’s compensation insurance on the Consultant’s behalf.  The Consultant agrees to accept exclusive liability for complying with all applicable state and federal laws with respect to its employees, including obligations such as payment of taxes, social security, disability and other contributions based on fees paid to the Consultant under this Agreement.  The Consultant hereby agrees to indemnify and defend the Company against any and all such employment related taxes or contributions, including penalties and interest.

7.	CONFIDENTIAL INFORMATION

The Consultant and the Company acknowledge that each will have access to proprietary information regarding the business operations of the other and agree to keep all such information secret and confidential and not to use or disclose any such information to any individual or organization without the non-disclosing Parties prior written consent.  It is hereby agreed that from time to time Consultant and the Company may designate certain disclosed information as confidential for purposes of this Agreement. Confidential information shall not include any information which (a) is generally available to the public without breach of this Agreement,  (b) is known to the receiving party prior to disclosure by the disclosing party, (c) is received from a third party which, to the knowledge of the receiving party, is not bound to hold such information in confidence, (d) is independently developed by the receiving party without the use of or reference to the confidential information of the disclosing party, or (e) is required to be disclosed pursuant to judicial process or otherwise by law.

8.	INDEMNIFICATION

(a)           Each Party (the “Indemnifying Party”) agrees to indemnify, defend, and hold harmless the other Party (the “Indemnified Party”) from and against any and all claims, damages, and liabilities, including any and all expense and costs, legal or otherwise, caused by the negligent act or omission of the Indemnifying Party, its subcontractors, agents, or employees, incurred by the Indemnified Party in the investigation and defense of any claim, demand, or action arising out of the work performed under this Agreement; including breach of the Indemnifying Party of this Agreement.  The Indemnifying Party shall not be liable for any claims, damages, or liabilities caused by the sole negligence of the Indemnified Party, its subcontractors, agents, or employees.

(b)           Consultant shall be responsible for obtaining the necessary contracts and releases with or from all parties whose names, likenesses, testimonials, scripts, or musical compositions are used in Company’s advertising, promotional, publicity, or other materials prepared or produced by Consultant under this Agreement, except where the Company undertakes to be responsible for obtaining the same.

(c)           Consultant shall indemnify and hold Company harmless from and against any and all losses, damages, liabilities, claims, demands, suits, expenses, and any other out-of-pocket costs (including reasonable attorneys’ fees and expenses) Company may incur, or be liable for, as a result of any claim, suit, or proceeding made or brought against Company based upon, or arising out of, Consultant’s failure to obtain the necessary contracts and releases with or from all parties whose names, likenesses, testimonials, scripts, or musical compositions are used in Company’s materials.  The foregoing indemnification by Consultant shall not apply where such claim, suit, or proceeding arises out of (i) materials provided by Company or as to which Company undertook to obtain usage rights, (ii) matters to which Consultant has advised Company of the risks involved and Company has agreed to accept those risks, or (iii) Company’s use of the materials in a manner not permitted by any applicable licenses or agreements.

(d)           Company shall be responsible for the accuracy, completeness, and propriety of information concerning its organization, products, services, or industry which Company furnishes to Consultant.  Company shall review all materials prepared by Consultant under this Agreement to confirm that descriptions and representations, direct or implied, with respect to Company’s organization, products, services, industry, and competitors are accurate and supportable.

(e)           Company shall indemnify and hold Consultant harmless from and against, any and all losses, damages, liabilities, claims, demands, suits, expenses, and any other out-of-pocket costs (including reasonable attorneys’ fees and expenses) which Consultant may incur, or be liable for, arising out of, (i) any materials provided by Company or as to which Company undertook to obtain usage rights, (ii)  any matter as to which Consultant has advised Company of the risks involved and Company has agreed to accept those risks; or (iii) any claim, suit, or proceeding made or brought against Company and/or Consultant based upon, or arising out of, allegations that: (A) any descriptions or depictions of, or representations regarding, Company and/or Company’s organization, products, services, industry, or competitors in any materials created, prepared, produced, or placed by Consultant are false, deceptive, misleading, unsubstantiated, or otherwise inaccurate or improper; (B) Company’s products or services are defective, injurious, or harmful (including, without limitation, any claim for bodily injury or death); (C) the manufacture, sale, distribution, or use of any of Company’s products or services violates the rights of any third parties or that the advertising, publicity, or promotion of Company’s products or services encourages or induces the violation of the rights of any third parties;  (D) any talent costs payable with respect to the materials produced hereunder (including use, reuse, holding, session, pension and health payments, interest, and penalties), or the use of the materials produced hereunder, violates any of the Consultant’s obligations under the applicable union codes or applicable production, talent, or other contracts relating to the production of commercials or advertisements, and (E) any breach or alleged breach of any representations or warranties made by Company hereunder.

(f)           Company shall pay Consultant all time charges and expenses (including reasonable attorneys’ fees) incurred by Consultant in connection with any subpoena, discovery demand, or other directive having the force of law or governmental inquiry served upon Consultant or any of its affiliates that relates to Company, its business, or its industry that arises out of any litigation, proceedings, or investigations involving Company.

(g)           The Indemnified Party shall promptly notify the Indemnifying Party of the existence of any claim, demand, or other matter to which the Indemnifying Party’s indemnification obligations would apply, and shall give them a reasonable opportunity to settle or defend the same at their own expense and with counsel of their own selection, provided that the Indemnified Party shall at all times also have the right to fully participate in the defense.  If the Indemnifying Party, within a reasonable time after this notice, fails to take appropriate steps to settle or defend the claim, demand, or the matter, the Indemnified Party shall, upon written notice, have the right, but not the obligation, to undertake such settlement or defense and to compromise or settle the claim, demand, or other matter on behalf, for the account, and at the risk, of the Indemnifying Party.

(h)           The rights and obligations of the Parties under this Article shall be binding upon and inure to the benefit of any successors, assigns, and heirs of the Parties and shall survive the termination of this Agreement.

(i)           Neither party shall have any liability for consequential, exemplary, special, incidental, or punitive damages, even if such party has been advised of the possibility of such damages.

9.	OWNERSHIP

(a)           All ideas, slogans, plans, advertising, or promotional materials, or any other materials submitted, created, or developed by Consultant for Company during the term of this Agreement, and which Company adopts, produces, and pays for, shall be, as between Consultant and Company, Company’s sole and exclusive property and shall be dealt with by Consultant as such.

(b)           Notwithstanding the foregoing, in no event shall Company have any title or right to any generic or business information, applications, software, source code, programming, coding, processes, or procedures used, created, or developed by Consultant in the general conduct of its business, including, without limitation, databases of information and specialized database applications, software applications, source code, and computer programming and/or coding developed by or for Consultant (other than any confidential, proprietary information, programs, databases, or applications specifically provided by Company to Consultant for use by Consultant in the performance of services hereunder).  Company understands that all such information, applications, software, source code, programming, coding, processes, and procedures shall be the sole and exclusive property of Consultant.

(c)           Notwithstanding the foregoing, Consultant may retain copies of the materials produced and use the same in credentials presentations.  With respect to long form commercials and other programs which are, at least, twenty-eight (28) minutes long produced by Consultant for Company, Consultant shall have the right to insert a three (3) second credit indicating Euro’s name and logo at the end of the program or commercial.  Company shall not have the right to delete or modify such credit.

(d)           Consultant may, from time to time, create ideas and materials, including, without  limitation, characters, artwork, visual elements, slogans, phrases, stories, literary works, audio visual works, concepts, and strategies (“Property”) that may be exploited in any media for other purposes (including, but not limited to, theatrical, print publication, merchandising, new products, or a new line of business) and for purposes other than directly advertising or promoting Company and its products and services.  Company agrees that any such non-advertising use of any of the Property (including any use for which Company receives anything of value) shall be subject to a separate agreement between the parties setting forth Company’s rights to use the Property and the compensation to be paid to Consultant therefor

10.	COVENANTS OF CONSULTANT

Consultant covenants and agrees with the Company that, in performing Consulting Services under this Agreement, Consultant will:

(a)           Use commercially reasonable efforts to comply with all federal and state laws;

(b)           Not make any representations other than those authorized by the Company; and

(c)           Not publish, circulate or otherwise use any materials or documents other than materials provided by or otherwise approved by the Company.

11.	CANCELLATION

(a)           Any contract Consultant has entered into with talent, union or non-union, who have performed, or will perform, in Company’s advertising or other materials, shall simultaneously, on the effective date of the termination of this Agreement, be automatically assigned to Company and Company shall assume all of the rights and obligations under said contract (including, without limitation, all obligations with respect to the applicable unions) and Consultant shall be relieved of any further responsibility or liability with respect thereto.  Company shall also, within seven (7) business days following such termination, execute, with all required information, including, where applicable, bank account information, all then-current Screen Actors Guild (“SAG”), Screen Actors Guild, American Federation of Television and Radio Artists (‘AFTRA”), American Federation of Musicians (“AFM”), or other applicable “Transfer of Rights - Assumption Agreements” relieving Consultant from all liabilities as signatory to the SAG, AFTRA, AFM, or other applicable collective bargaining agreements and from all responsibility for any obligations with respect to any programs.  Company shall be responsible for any and all applicable talent and union costs (including session, holding, and usage fees) and obligations.  Company shall indemnify Consultant and its subsidiaries and affiliates against any expense or loss Consultant may incur as a result of a claim by such talent, union, or other third party as a result of Company’s failure to discharge its failure to pay such costs and to fulfill such obligations.

(b)           If Company desires to cancel or postpone any projects, Company shall provide Consultant with at least thirty (30) days prior written notice.  In such event, Consultant shall use commercially reasonable efforts to cancel or postpone such projects or media.  Company shall be responsible to pay for all work performed prior to the effective date of such notice, all non-cancellable commitments, and all time spent by Consultant to carry out Company’s instructions at Consultant’s then standard billing rates and for Consultant’s commissions on the applicable media.  In no event shall Consultant be required to violate any contractual commitment.  Company understands that the cancellation of any media is subject to the cancellation policies of each individual media.

(c)           Notwithstanding the foregoing, Company may cancel or postpone a production on less than thirty (30) business days’ prior notice.  If Company elects to cancel or postpone a production on less than thirty (30) business days’ prior notice, Company shall pay a cancellation fee as follows:

(i)           If such notice is received less than thirty (30) business days prior to the scheduled date for the commencement of the production, Company shall pay Consultant fifteen percent (15%) of the total production budget.

(ii)           If such notice is received less than six (6) business days prior to the scheduled date for the commencement of the production, Company shall pay Consultant twenty-five percent (25%) of the total production budget.

12.	NOTICE

Any notice given by either party hereunder shall be deemed served if delivered in person to the office of the representative authorized and designated in writing to act for the respective party, or if deposited in the mail, properly stamped with the required postage, and addressed to the office of such representative at the following respective addresses:

If to the Company at:

FITT Highway Products Inc.
26382 Crown Valley Parkway Suite 230
Mission Viejo, CA 92691
Attention: Michael R Dunn

If to the Consultant at:

Euro RSCG Direct Response, LLC d/b/a Euro RSCG Edge
513 NW 13th Avenue
Portland, Oregon 97209
Attention: Chief Financial Officer

With a copy to:
Euro RSCG Worldwide, LLC
350 Hudson Street
New York, New York 10014
Attention: Nancy Wynne, General Counsel

13.	MISCELLANEOUS

(a)           This Agreement shall be constructed and interpreted in accordance with and governed by the laws of the State of California.

(b)           The Parties agree that the Courts of the County of Orange, State of California shall have sole and exclusive jurisdiction and venue for the resolution of all disputes arising under the terms of this Agreement and the transactions contemplated herein.

 (c)           If either Party to this Agreement brings an action on this Agreement, the prevailing Party shall be entitled to reasonable expenses therefore, including, but not limited to, attorneys’ fees and expenses and court costs.

(d)           This Agreement shall inure to the benefit of the Parties hereto, their administrators and successors in interest.  This Agreement shall not be assignable by either Party hereto without the prior written consent of the other.

(e)           This Agreement contains the entire understanding of the Parties and supersedes all prior agreements between them.

(f)           No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the Parties.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the Party making the waiver.

(g)           If any provision hereof is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable.  This Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

IN WITNESS WHEREOF, the Parties hereto have placed their signatures hereon on the day and year first above written.

COMPANY:	CONSULTANT:

FITT HIGHWAY PRODUCTS, INC.	Euro RSCG Direct Response
a Nevada corporation	d/b/a EURO RSCG EDGE
a Limited Liability Company

/s/ Michael R. Dunn	/s/ Steve Netzley
By: Michael R. Dunn	By: Steve Netzley
Its: Chief Executive Officer	Its: Chief Executive Officer

EXHIBIT A

DESCRIPTION OF CONSULTING SERVICES

The Consulting Services shall include, but not be limited to, the following services, pursuant to the terms of this Agreement during the period from May 11, 2011, until the terms outlined in section (2) of this Agreement are exercised by either party.

•	Develop an updated business strategy and re-launch marketing program for the product “F.I.T.T. Energy With Resveratrol” based on a unique selling proposition (“USP”) containing a superiority claim.
•	Produce new creative assets for the marketing program, either editing from existing assets or re-shooting creative, depending on the USP.
•	Produce new television spots and website/microsites.
•
Test new creative assets, with media planning and buying for both television and online, for effectiveness against goals defined in strategy. Test budget not to exceed thirty-five thousand ($35,000.00) USD.

•	For logistics management, manage vendor RFP’s, set up process, and QA prior to testing
•	Identify vendor to distribute nationally to the retail market space.

EXHIBIT B

TERMS OF COMPENSATION

The Consultant’s compensation hereunder shall be as follows:

1.ENGAGEMENT FEE ISSUANCE OF COMMON STOCK.  As compensation for the Basic   Services, and subject to the terms and conditions of this Agreement, the Company will pay Consultant the amount of $100,000.00.  Payment to Consultant will be made with unrestricted  unencumbered shares of the Company’s common stock, which shares will be registered by the Company on a Form S-8 within 30 days of the date of this agreement and be valued at the per share price of the common stock on the date of the S-8 filing.  If the S-8 filing is not complete and/or the shares have not been delivered to Company within such 30 day period, Company shall be obligated to pay the fee in cash within five (5) days of the expiration of said 30 day period.

Company warrants and represents that (a) Company has two classes of stock which are common stock and preferred stock; (b) all common shares to be delivered hereunder shall be free and clear of all liens, claims, charges, options, pledges, security interests, right of first refusal , rights of first offer, retention of title agreement or other restriction any kind including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership; (c) Company has the requisite power to enter into this Agreement and perform its obligations hereunder; (d) the execution, delivery and performance of this Agreement will not , with or without the giving  of notice or lapse of time or both (i) violate , conflict with or result in any breach  of any provision of the Certificate of Incorporation or bylaws or other similar documents of the Company; or(ii) require any authorization of any governmental entity or violate, conflict with or constitute a default of any license, permit, or agreement to which the Company is a party; (d) Company is not aware of any condition, or fact that would have a material adverse affect on its business or the financial condition of the Company; and (e) as of the date of this Agreement and on the date on which the share are to be delivered to Consultant and ninety (90) days thereafter, the Company is and will be solvent, (e) this Agreement constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms ( except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general ability relating to or affecting creditors’ rights); (f) the execution, delivery, and performance of this Agreement has been authorized by all necessary corporate action and will not violate any agreement, order, constituent document, law, or regulation to which it is bound or subject; (g) it will perform its obligations hereunder at all times in accordance with all applicable laws, rules, and regulations; (h) the execution, delivery, and performance of this Agreement by it will not violate or breach any agreement, order, law, regulation or arrangement to which it is bound or subject; and (i) it is not a party to any agreement that would prohibit it from entering into this Agreement or from performing its duties or obligations hereunder.

2.         EXPENSES.  Consultant shall be paid for all out-of-pocket expenses, including, but not limited to, all productions, media travel expenses, research material and charges, computer charges, long-distance telephone charges, facsimile costs, copy charges, messenger services, mail expenses and such other Company related charges as may occur exclusively in relation to the Company’s business as substantiated by documentation in accordance with the payment terms set forth in the Agreement.  Any expenditure above $500 will require oral or written pre-approval by the Company.